UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CIM REAL ESTATE FINANCE TRUST, INC.
(Name of Subject Company (Issuer))

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

COMRIT INVESTMENTS LTD.

(Offerors)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, Limited Partnership

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

(303) 473-2700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Comrit Investments 1, Limited Partnership, a Cayman Islands exempted limited partnership (the “Purchaser”), on September 25, 2023 (the “Schedule TO”) in connection with the Purchaser’s offer (the “Offer”) to purchase up to 22,000,000 shares of common stock, par value $0.01 per share (the “Shares”), in CIM Real Estate Finance Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $4.21 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the related Assignment Form attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

This Amendment amends the Offer by revising the disclosure in the tender offer materials to address comments received from the Securities and Exchange Commission staff.

Items 1 through 11. Items 1 through 11 of the Schedule TO are hereby amended as specifically set forth herein.

1.	The first paragraph of Section 8 (Future Plans) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

Section 8. Future Plans. Following the completion of the Offer, the Purchaser, or its affiliates, may acquire additional Shares. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Shares purchased pursuant to the Offer. The Purchaser is seeking to purchase a total of 22,000,000 Shares. If the Purchaser acquires fewer than 22,000,000 Shares pursuant to the Offer, the Purchaser may seek to make further purchases on the open market at prevailing prices, or solicit Shares pursuant to one or more future tender offers at the same price, a higher price or a lower price. Alternatively, the Purchaser may discontinue any further purchases of Shares after termination of the Offer, regardless of the number of Shares purchased. The Offer is not made with any current view toward or plan or purpose of acquiring Shares in a series of successive and periodic offers. Nevertheless, as noted above, the Purchaser reserves the right to gauge the response to this solicitation, and, if not successful in purchasing 22,000,000 Shares in this Offer, may consider future offers. Factors affecting the Purchaser’s future interest in acquiring additional Shares include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchaser and its investment fund affiliates, the current diversification and performance of each affiliated fund’s portfolio of real estate interests, the development of any public market in the Shares or actions by unrelated parties to tender for or purchase Shares, the status of and changes and trends in the Corporation’s operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

2.	Paragraph (d) of Section 12 (Conditions of the Offer) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

(d) there shall have occurred (i) any general suspension of trading in securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity in the United States (which, for the avoidance of doubt, excludes the current state of the ongoing COVID-19 pandemic), (v) a material change in United States currency exchange rates or a suspension or a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof (other than a material acceleration or worsening of the current state of the COVID-19 pandemic without the existence of accompanying factors, conditions or events that would give rise to another of the conditions described in this Section 12); or

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

Item 12.	Exhibits.

(a)(1)*	Offer to Purchase

(a)(2)*	Assignment Form

(a)(3)*	Letter to Shareholders
(a)(4)*	Summary Advertisement

(b) - (h)	Not applicable.

107*	Calculation of Filing Fee Table.

* Previously filed on September 25, 2023 as an exhibit to the Schedule TO.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2023

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer

Comrit Investments Ltd.

By:	/s/ Ziv Sapir
Ziv Sapir
Chief Executive Officer